EXHIBIT 99.1

Titan Medical Announces Agreement with Nissha Medical Technologies

TORONTO, ON, June 21, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced that it has signed an agreement with Nissha Medical Technologies for the manufacture of surgical consumables. These single-use surgical components will be used for verification and validation testing, and pre-clinical and clinical studies of Titan’s Enos™ robotic single access surgical system.

“We are pleased to be working with Nissha, experts in providing end-to-end solutions in product design, development, and manufacturing of single-use medical technologies for our Enos system,” said Paul Cataford, Interim President, CEO and Board Chair. “This partnership is an important next step as we begin verification and validation testing later this year.”

“Nissha Medical Technologies’ vertically integrated design and manufacturing capabilities are what make this partnership such a great fit," said Tariq Abalis, Vice President of Business Development, Nissha Medical Technologies Design and Manufacturing. "We're looking forward to further supporting Titan Medical in their advancement of robotic assisted technology.”

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

About Nissha Medical Technologies

Nissha Medical Technologies (NMT), formerly known as Graphic Controls, is the medical devices business unit and wholly owned subsidiary of Nissha Co. Ltd., a Japanese publicly held company based on Kyoto, Japan. Headquartered in Buffalo, New York, NMT operates seven state-of-the-art production facilities, two Innovation Centers, and numerous sales offices and distribution centers worldwide.

NMT is committed to the advancement of patient care with uncompromising integrity in all aspects of our business. NMT is the trusted partner in the Design and Manufacturing of single use medical technologies. Their streamlined process combines decades of experience to deliver high-quality medical products. They leverage innovative technologies across their global footprint of unique capabilities to efficiently meet any customer’s demanding specifications and timelines.

Forward-Looking Statements of Titan Medical

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the use of surgical components verification and validation testing, and pre-clinical and clinical studies; the commencement of verification and validation testing in 2022; the Enos system providing a surgical experience that imitates real-life movements; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021, which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations & Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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